UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          AMENDMENT NO. ______________*

                        COMPAGNIE GENERALE DE GEOPHYSIQUE
------------------------------------------------------------------------------

                                (Name of Issuer)

                   ORDINARY SHARES OF NOMINAL VALUE FF 10 EACH
------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    [NONE]**
      --------------------------------------------------------------------
                                 (CUSIP Number)

                             CHARLES M. NATHAN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000
------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 13, 1999
      --------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------
** The CUSIP Number for the American Depositary Shares, each representing one fifth of one Ordinary Share of nominal value FF 10 each, is 204386106.

                                    13D

CUSIP No. None                          Page 2 of 11 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    ENERGY FUND II GP, LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,777,071

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.17%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    13D

CUSIP No. None                          Page 3 of 11 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    BEACON ENERGY INVESTORS II, LP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,777,071

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,777,071

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,777,071

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    19.17%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    13D

CUSIP No. None                          Page 4 of 11 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,748,620

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          1,748,620

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,748,620

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.86%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    13D

CUSIP No. None                          Page 5 of 11 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    CGG INVESTORS LLC

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,748,620

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,748,620

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,748,620

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    18.86%

14  TYPE OF REPORTING PERSON*

    OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                    13D

CUSIP No. None                          Page 6 of 11 Pages

1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    GF LTD. TRANSACTION PARTNERSHIP, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           28,451

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH          28,451

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     28,451

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    .31%

14  TYPE OF REPORTING PERSON*

    PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

 ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Ordinary Shares of nominal value FF 10 each (the "Ordinary Shares") of Compagnie Generale de Geophysique, a company organized under the laws of the Republic of France (the "Issuer"). The principal executive offices of the Issuer are located at 1, rue Leon Migaux, 91341 Massy, France.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by Energy Fund II GP, LLC, Beacon Energy Investors II, LP, The Beacon Group Energy Investment Fund II, L.P., CGG Investors LLC and GF Ltd. Transaction Partnership, L.P. (collectively the "Reporting Persons").

     (a) -- (b)The information required to be filed in response to paragraphs (a) and (b) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

     (c) The information required to be filed in response to paragraph (c) of Item 2 with respect to the Reporting Persons is as follows:

          1. Energy Fund II GP, LLC is the general partner of Beacon Energy Investors II, LP The principal business of Energy Fund II GP, LLC is to serve as general partner of Beacon Energy Investors II, LP. The Beacon Group, LLC is the sole member of Energy Fund II GP, LLC.

          2. Beacon Energy Investors II, LP is the general partner of GF Ltd. Transaction Partnership, L.P. and the general partner of The Beacon Group Energy Investment Fund II, L.P. The principal business of Beacon Energy Investors II, LP is to serve as general partner of GF Ltd. Transaction Partnership, L.P. and general partner of The Beacon Group Energy Investment Fund II, L.P.

          3. The Beacon Group Energy Investment Fund II, L.P. is the managing member of CGG Investors LLC and is principally engaged in making investments.

          4. CGG Investors LLC is principally engaged in holding an investment interest in the Issuer.

          5. GF Ltd. Transaction Partnership, L.P. is principally engaged in making investments.

     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) The information required to be filed in response to paragraph (f) of Item 2 with respect to the Reporting Persons is set forth on Schedule I.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired beneficial ownership of an aggregate of 1,777,071 Ordinary Shares for an aggregate amount of $81,780,000. All the funds required for the purchases came from capital contributions from the investors in The Beacon Group Energy Investment Fund II, L.P. and GF Ltd. Transaction Partnership, L.P.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired the Ordinary Shares reported herein solely for the purpose of investment. The Reporting Persons may make additional purchases or dispositions of Ordinary Shares either in the open market or in private transactions depending on the Issuer's business, prospects and financial condition, the market for the Ordinary Shares, general economic conditions, money and stock market conditions and other future developments.

     The Subscription Agreement, dated as of October 23, 1999, between The Beacon Group Energy Investment Fund II, L.P. and the Company, pursuant to which The Beacon Group Energy Investment Fund II, L.P. agreed to purchase from the Company, and the Company agreed to sell to The Beacon Group Energy Investment Fund II, L.P., the Ordinary Shares, requires the Company to use its best efforts to cause two individuals that have been previously agreed upon by The Beacon Group Energy Investment Fund II, L.P. and the Company to be nominated by the board of directors of the Company for purposes of election by the shareholders to the Company board of directors. [Such individuals have been elected to the Company's board of directors.]

     The foregoing description of the Subscription Agreement is not intended to be complete and is qualified in its entirety by the complete text of such Subscription Agreement, all of which is incorporated herein by reference. The Subscription Agreement is filed as Exhibit 1 hereto.

     Except as disclosed in this Item 4, none of the Reporting Persons have any plans or proposals which relate to or would result in the transactions listed in paragraphs (a) - (i) of Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate number and percentage of the Ordinary Shares beneficially owned by each of the Reporting Persons are set forth on the cover pages of this Statement on Schedule 13D, and such information is incorporated herein by reference.

     (b) The number of Ordinary Shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Statement on
Schedule 13D, and such information is incorporated herein by reference.

     (c) There have been no reportable transactions with respect to the Ordinary Shares within the last 60 days by each of the Reporting Persons except for the acquisition of beneficial ownership of Ordinary Shares being reported on this Schedule 13D.

     (d) The investors in The Beacon Group Energy Investment Fund II, L.P. and GF Ltd. Transaction Partnership, L.P. have the right to receive dividends from, and the proceeds from the sale of, the respective Ordinary Shares reported by such persons on the cover pages of this Statement on
Schedule 13D. No such investor has such right with respect to more than 5% of the Ordinary Shares.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Concurrently with the purchase of the securities reported hereunder, the Issuer and The Beacon Group Energy Investment Fund II, L.P. entered into a Registration Rights Agreement, dated December 13, 1999 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, among other things, the Issuer has granted to The Beacon Group Energy Investment Fund II, L.P. demand rights to cause the Issuer to register under the Securities Act of 1933, as amended, the Ordinary Shares held by The Beacon Group Energy Investment Fund II, L.P. and its affiliates, and unlimited "piggyback" registration rights (in each case subject to certain limitations).

     The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of such Registration Rights Agreement, all of which is incorporated herein by reference. The Registration Rights Agreement is filed as Exhibit 2 hereto.

     The Reporting Persons have entered into an Agreement of Joint Filing (the "Agreement of Joint Filing"), dated as of the date hereof, pursuant to which the parties thereto have agreed to file jointly this Schedule 13D.

     The foregoing description of the Agreement of Joint Filing is not intended to be complete and is qualified in its entirety by the complete text of such Agreement of Joint Filing, all of which is incorporated herein by reference. The Agreement of Joint Filing is filed as Exhibit 3 hereto.

     Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


 EXHIBIT
    NO.            DESCRIPTION OF EXHIBIT
 -------           ----------------------

     1 Subscription Agreement, dated as of October 23, 1999 by and between Compagnie Generale de Geophysique and The Beacon Group Energy Investment Fund II, L.P.

     2 Registration Rights Agreement, dated December 13, 1999 by and between Compagnie Generale de Geophysique and The Beacon Group Energy Investment Fund II, L.P.

     3    Agreement of Joint Filing

     4    Power of Attorney

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2000



                    ENERGY FUND II GP, LLC

                    By: /s/ John J. MacWilliams
                       ----------------------------------------
                       Authorized Signatory*


                    BEACON ENERGY INVESTORS II, LP

                    By:   Energy Fund II GP, LLC

                          By: /s/ John J. MacWilliams
                             -------------------------------------
                             Authorized Signatory*


                    THE BEACON GROUP ENERGY INVESTMENT FUND II, L.P.

                    By:     Beacon Energy Investors II, LP
                            By:      Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        ----------------------------
                                        Authorized Signatory*


                    CGG INVESTORS LLC

                    By:     The Beacon Group Energy Investment Fund II, L.P.
                            By:      Beacon Energy Investors II, LP
                                     By:      Energy Fund II GP, LLC

                                              By: /s/ John J. MacWilliams
                                                 ---------------------------
                                                 Authorized Signatory*


                    GF LTD. TRANSACTION PARTNERSHIP, L.P.

                    By:     Beacon Energy Investors II, LP
                            By:      Energy Fund II GP, LLC

                                     By: /s/ John J. MacWilliams
                                        -----------------------------
                                        Authorized Signatory*



-----------------------
* A Power of Attorney authorizing John MacWilliams to act on behalf of Energy Fund II GP, LLC is filed herewith as Exhibit 4.

                                      SCHEDULE I

                                    STATE OF
          NAME                      INCORPORATION     BUSINESS ADDRESS
          ----                      -------------     ----------------


     The Beacon Group, LLC          Delaware          399 Park Avenue
                                                      New York, New York 10022

     Beacon Energy Investors        Delaware          399 Park Avenue
     II GP, LLC                                       New York, New York 10022

     Beacon Energy                  Delaware          399 Park Avenue
     Investors II, LP                                 New York, New York 10022

     The Beacon Group Energy        Delaware          399 Park Avenue
     Investment Fund II, L.P.                         New York, New York 10022

     CGG Investors LLC              Delaware          1717 South Boulder Avenue
                                                      Tulsa, Oklahoma 74119

     GF Ltd. Transaction            Delaware          1717 South Boulder Avenue
     Partnership, L.P.                                Tulsa, Oklahoma 74119

                             INDEX TO EXHIBITS

 EXHIBIT
    NO.            DESCRIPTION OF EXHIBIT
 -------           ----------------------

     1 Subscription Agreement, dated as of October 23, 1999 by and between Compagnie Generale de Geophysique and The Beacon Group Energy Investment Fund II, L.P.

     2 Registration Rights Agreement, dated December 13, 1999 by and between Compagnie Generale de Geophysique and The Beacon Group Energy Investment Fund II, L.P.

     3    Agreement of Joint Filing

     4    Power of Attorney